Morgan, Lewis & Bockius LLP                                         MORGAN LEWIS
1701 Market Street
Philadelphia, PA  19103-2921
Tel:  215.963.5000
Fax:  215.963.5001
www.morganlewis.com


May 14, 2015


FILED AS EDGAR CORRESPONDENCE


Marianne Dobelbower, Esq.
U.S. Securities and Exchange Commission
Division of Investment Management
100 F. Street, N.E.
Washington, DC 20549


Re:     Winton Diversified Opportunities Fund N-2 Filing (File No. 811-23026)
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Dear Ms. Dobelbower:

On behalf of our client, Winton Diversified Opportunities Fund (the "Fund"), this letter responds to the comments provided by the staff (the "Staff") of the Securities and Exchange Commission via letter regarding the Fund's registration statement on Form N-2 filed with the SEC on January 28, 2015 (the "Registration Statement"). Below, we have briefly summarized the Staff's comments and questions, followed by our responses. Capitalized terms not defined herein should be given the meaning provided in the Registration Statement.

COMMENTS  ON  THE  PROSPECTUS

With  respect  to  the  Subsidiary:

1. COMMENT: Disclose that the Fund complies with the provisions of the Investment Company Act of 1940 governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the Subsidiary.

     RESPONSE: The requested changes have been made.

2. COMMENT: Disclose that each investment adviser to the Subsidiary complies with provisions of the Investment Company Act relating to investment advisory contracts (Section 15) as an investment adviser to the Fund under
     Section 2(a) (20) of the Investment Company Act. The investment advisory agreement between the Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement.

     RESPONSE: Under the heading "Management of the Subsidiary, the Fund discloses that "The services that the Adviser provides to the Subsidiary are similar to those that the Adviser provides to the Fund, and the terms of the advisory agreement between the Adviser and the Subsidiary are similar to those of the advisory agreement between the Adviser and the Fund."The Fund complies with Section 15(a) of the 1940 Act and the Subsidiary has the same investment adviser as the Fund. The Subsidiary is not a registered investment company under the 1940 Act and therefore is not required to enter into an advisory agreement that complies with Section 15(a) of the 1940 Act. While the Subsidiary is not required to enter into an advisory agreement that complies with Section 15(a) of the 1940 Act, the Subsidiary's advisory agreement complies with various requirements of
     Section 15(a). The Fund confirms that the investment advisory agreement between the Subsidiary and the Adviser will be included as an exhibit to the Registration Statement.

3. COMMENT: Disclose that the Subsidiary complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the Subsidiary.

     RESPONSE: The requested changes have been made.

4. COMMENT: Disclose whether the Fund has received a private letter ruling from the Internal Revenue Service stating that undistributed income derived from the Subsidiary is qualifying income, and, if the Fund has not received a private letter ruling, its basis for determining that such undistributed income is qualifying income, such as an opinion of counsel.

     RESPONSE: The requested changes have been made.

5. COMMENT: Disclose, as appropriate, whether any of the Subsidiary's principal investment strategies or principal risks constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a fund that invests in a subsidiary should reflect aggregate operations of the fund and the subsidiary.

     RESPONSE: The Subsidiary is designed to implement one or more of the principal investment strategies of the Fund. It is not designed to replicate the Fund's principal investment strategies as a whole. The Fund believes that the prospectus discloses the principal investment strategies or principal risks of the Subsidiary that constitute principal investment strategies or principal risks of the Fund. The Fund also believes that the principal investment strategies and principal risk disclosures reflect aggregate operations of the Fund and the Subsidiary.

6. COMMENT: Confirm that the financial statements of the Subsidiary will be consolidated with those of the Fund.

     RESPONSE: The Fund confirms that the financial statements of the Subsidiary will be consolidated with those of the Fund.

7. COMMENT: Confirm in correspondence that: (a) the Subsidiary's expenses will be included in the Fund's prospectus fee table; (b) the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States; (c) the Subsidiary and its board of directors will agree to inspection of the Subsidiary's books and records by the SEC staff; and (d) the Subsidiary's board of directors will sign the Fund's registration statement.

     RESPONSE: The Fund confirms that (a) the Subsidiary's expenses are included in the Fund's prospectus fee table; (b) the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States; (c) the Subsidiary and its board of directors will agree to inspection of the Subsidiary's books and records by the SEC staff; and (d) the Subsidiary's board of directors will sign the final pre-effective amendment to the Fund's registration statement.

     Prospectus Summary (pages 4-11):

8. COMMENT: Under the caption "Investment Objective," the prospectus states that "[t]he investment strategy of the Fund is to invest globally long and short, using leverage, in a diversified range of liquid instruments." [Emphasis added.] Use a different term than "diversified," as that term is defined in section 5(b)(1) of the Investment Company Act of 1940.

     RESPONSE: The Fund is classified as a "diversified company" under Section 5 of the 1940 Act and believes that the use of the term "diversified" in describing its portfolio of investments is appropriate and not misleading. Accordingly, the Fund respectfully declines to make the requested change.

9. COMMENT: Under the caption "Risk Profile," add the disclosure that "[t]here can be no assurance that the targets will be met and these targets are not a guarantee or prediction of the Fund's actual losses or volatility." Generally, under the discussion of the annualized volatility target, explain whether the Fund will seek to increase the volatility in the Fund if it is too low, and if so, how that would be achieved. Explain how the Fund intends to "target" monthly losses and disclose that the Fund may not be successful in limiting monthly losses.

     RESPONSE: The caption "Risk Profile" and the related disclosures regarding volatility targets have been removed from the prospectus. The Program utilizes various measures to manage and monitor risk, including volatility, and the Adviser believes that the current disclosure more accurately reflects the manner in which the Program will be applied to the Fund. The manner in which the Program operates has not changed since the Registration Statement was filed.

     Fee Table (page 12):

10. COMMENT: The prospectus states that "[t]he Fund does not currently charge a repurchase fee. However, the Fund may charge a repurchase fee of up to 2.00%, which the Fund would retain to help offset non-de minimis estimated costs related to the repurchase incurred by the Fund, directly or indirectly, as a result of repurchasing shares, thus allocating estimated transaction costs to the shareholder whose shares are being repurchased." Include the repurchase fee in the fee table. The fact that such fees are not currently imposed may be described briefly in a note to the table.

     RESPONSE: The requested change has been made.

     Investment Strategies (page 14):

11. COMMENT: Describe with more specificity how the Fund intends to allocate its investments among the asset types described.

     RESPONSE: As disclosed in the prospectus, the Adviser uses an automated computer-based investment system to create different investment programs, and the program used by the Fund constructs the Fund's portfolio based on its forecasts. In response to the staff's comment, the following disclosure has been added to the second paragraph under the sub-heading "Investment Objective, Strategies and Policies - Investment Strategies": "The amount invested in any given instrument at any given time is thus determined by this automated computer-based process and is constrained by various risk and liquidity considerations."

12. COMMENT: The prospectus states that the Fund may invest in "cash equities." Explain whether this means that the "equities" will be purchased long (i.e., without margin).

     RESPONSE: The Fund may purchase equities with or without margin. Therefore, the word "cash" has been deleted in each instance it appears before the word "equities."

                            * * * * * * * * * * * *

I hereby acknowledge on behalf of, and with the express authority granted by, the Fund that: (i) the Fund is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) if, to the Fund's knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Fund will not assert SEC staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC's June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Fund.

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5598.

Very truly yours,

/s/ David W. Freese
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David W. Freese